Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-165467
MagnaChip Semiconductor LLC (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting MagnaChip Semiconductor’s investor relations SEC web site link at www.magnachip.com. Alternatively, MagnaChip Semiconductor will arrange to send you the preliminary prospectus if you request it by calling 1-408-625-1262.
     Below is the transcript of the Company’s second quarter 2010 earnings release conference call held on Wednesday, July 28, 2010 at 6:00 p.m. EDT. A webcast of the conference call is also available on the Company’s website at www.magnachip.com and will be archived for one year.
TRANSCRIPT

Operator
At this time I would like to welcome everyone to the MagnaChip Semiconductor Q2 2010 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. (Operator Instructions). Thank you.
Mr. Pursel, you may begin your conference.

Robert Pursel - MagnaChip Semiconductor Corp — Director of IR
Good afternoon and thank you for joining us for MagnaChip’s second quarter 2010 earnings conference call. A copy of the press release issued today is available on our Investor Relations website.
A 72-hour telephone replay will be available shortly after today’s call and the webcast will be archived on the Company’s website for one year. Access information is provided in today’s press release.
Joining us today are Sang Park, MagnaChip Chairman, CEO; and Margaret Sakai, Senior Vice President and Chief Financial Officer. Sang will begin the call with an overview of our second quarter business, including segment highlights, and Margaret will discuss our Q2 financial results. Following Margaret’s financial discussion Sang will discuss our Q3 guidance after which we will open the call for questions.
During the course of this conference call we may make forward-looking statements about MagnaChip’s business outlook and including statements regarding our expectations for revenues, target growth and operating margins, as well as cost savings for 2010 and beyond. Our forward-looking statements and all other statements that are not historical facts reflect our beliefs and predictions as of today and therefore are subject to risks and uncertainties as described the Safe Harbor discussions found in today’s press release.
During the call we will also discuss non-GAAP financial measures. The non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures can be found on today’s press release.
I would now like to turn the call over to Sang Park for a business overview and our segment highlights. Sang?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Thank you, Robert. Our June quarter results were better than we anticipated with a very strong booking trend for our foundry services in power and display solutions. While the macro semiconductor market is recovering nicely, the demand for our specialized foundry services and standard products is even more robust. Let me go into more detail with a discussion of our business segments.
For our semiconductor manufacturing foundry services segment second quarter revenue were $101.6 million, up 9% sequentially. The June quarter was the fifth consecutive quarter of growth for foundry services with a strong demand coming from our current customer base as well as from new customers.
Our top 20 customers are experiencing continuous growth and the demand from our customer is exceeding our current capacity at least through Q3. We are addressing this issue but allocating additional capacity to this business segment.
We are enhancing our SMS foundry business by successful design ins of high value advanced PCD and 0.18 Micron E scale [pron]. Our BCD design ins increased in U.S., Taiwan and Korea. We are seeing growing demand from our recently introduced 0.18 Micron mixed signal technology as well.
This migration to the new products provide us with a roadmap to higher wafer pricing and gross margin expansion. As a result, we have opportunities to provide foundry services to some of the bigger names in the micro controller, automotive and non volatile memory markets.
Looking ahead, based on our booking momentum and new product and new technology rollouts, we expect continued momentum for our semiconductor manufacturing foundry services.
Turning to our display solutions business segment, revenue was $80.6 million for the second quarter, up 5% sequentially. All of our display products grew during the quarter because of solid performance by our customers. In particular, our recent launch of notebook type tablet has been ramping nicely, which gave us upside.
This success will also extend to 3D game machines, which are expected to be released around holiday season. We are maintaining our market share at LG Display and they continue to be our largest display solution customer. However, other significant growth opportunities are coming from new design wins and revenue expansion as Samsung and Sharp for our large display driver ICs.
Looking ahead, we see growth drivers coming from TVs, notebooks, tablets and game displays. Also Gartner’s raised their 2010 forecast for TV and notebook growth to a healthy 28% and 33% respectively. This plays well into our existing product portfolio.
Now, turning to our power solution segment, total revenues were $12 million for the second quarter, up 33.3% sequentially. This segment continues to gain traction as we rapidly introduce new products. These products are meeting growing demand for low and high voltage MOSFETs as well as PMIC including LED drivers.
For Q2 we experienced strength from the computing sector, particularly in notebooks. We also experienced growth from handset battery protection applications, PC power supplies and notebook battery packs. In addition, we are ramping the shipment of LED drivers for TV backlighting to a major Korean OEM.
There is a currently market shortage for power related devices. Our competitors have not been able to support their customers. At MagnaChip, on the other hand, we are taking advantage of current market conditions. We are developing new customers and strengthening our existing customer relationships.
The power business is ramping evenly in Korea, Taiwan and China markets. We are shipping our PMIC products now. We plan to introduce more PMIC designs as we continue to drive up MOSFET food chain. There are many factories which make PMIC very compelling for us and we intend to leverage these to expand revenue and gross margin going forward.
Now let me turn the call over to Margaret for our second quarter financial highlights. Margaret?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
Thank you, Sang. Let me provide some details of our statement of operations. Sales for the second quarter was $194.7 million, an 8.5% increase compared to $179.5 million in the first quarter of this year and an increase of 39.4% compared to the year ago quarter. Most of this increase is primarily due to continued strong demand from our semiconductor manufacturing services and accelerated sales growth in power solutions.
Revenue by segment for the quarter was $80.6 million for display solutions; $12 million for power solutions; $101.6 million for semiconductor manufacturing services and $0.5 million for other revenue.
Revenue by geography was 85.7% from Asia while Europe represented 2.1% and the Americas represented 12.2% of total revenues.
Revenue by end market for the quarter was 52% from wafer foundry, 28% from computing, 7% from wireless and a 13% from consumer. Our wafer foundry business is further broken down as 47% from consumer, 27% from computing, 24% from wireless and 2% from industrial.
For the second quarter we had one customer greater than 10% and our top ten customers represented a 64.3% of total revenue.
Gross profit was $64.5 million or 33.1% of total revenue. This was a 560 basis point improvement over the March quarter. The increase was due to the combination of high fab utilization and a better product mix.
Operating expenses for the second quarter were $36.8 million, or 18.9% of revenue. This is down from 21.6% and a 25% for the first quarter of 2010 and the second quarter of 2009 respectively.
SG&A expense was $16 million, $1.9 million less than the first quarter and $2.4 million less than the same quarter last year.
R&D expense was $20.5 million, the same as the first quarter and $4.3 million more than the year ago period due to the more R&D projects.
Operating income was $27.8 million for the second quarter compared to $10.6 million for the first quarter and $13.4 million for year ago quarter.
Net interest expense for the second quarter was $6.6 million compared to $2 million in the prior quarter. The increase in interest expense was due to the $250 million high yield bond we issued in April.
Net loss on a GAAP basis for the second quarter of 2010 was $30.7 million. This compares to a net income of $31.1 million for the first quarter of 2010 and net income of $27.6 million for the year ago quarter. Net loss for the second quarter was negatively impacted by a foreign currency loss of $48.3 million compared to a foreign currency gain of $21.6 million in the prior quarter. Most of these currency effects are non-cash impact on outstanding in the Company borrowings that are denominated in U.S. dollars.
Net income for the 12 months ended at June, 2010 was $881.6 million.
Depreciation and amortization for the second quarter was $14.5 million. This compares to $15.5 million for the first quarter and $11.8 million in the year ago quarter.
Adjusted net income on non-GAAP measurements for the second quarter of 2010 was $25.7 million compared to $19.9 million for the first quarter of 2010 and on adjusted net loss of $5 million for the year ago quarter. Adjusted net income for the 12 months ended at June, 2010 was $86.2 million.
Adjusted EBITDA also a non-GAAP measurement for the second quarter of 2010 was $43.8 million compared to $28.7 million for the first quarter of 2010 and $29.2 million for the second quarter of 2009. Adjusted EBITDA for the 12 months ended at June, 2010 was $139.7 million.
Headcount at the end of the June quarter was approximately 3,200, about even with our March quarter.

Turning to the balance sheet, total available cash and cash equivalents were $141.3 million at the end of the second quarter an increase of $58.6 million from the end of the prior quarter.
Cash provided from operations totaled approximately $36 million for the second quarter of 2010. This compares to $14.9 million for the first quarter of 2010 and $25.2 million for the second quarter of 2009.
Accounts receivable net of results was $117.7 million at the end of the second quarter. Days of sales outstanding was 55 in the current quarter compared to 53 days in the March quarter.
Net inventory was $60 million at the end of June. Net inventory days was 42 days compared to 41 days at the end of the March.
Accounts payable days were 49 days compared to 54 days due to shorter payment time to issue material supply and back end capacity.
Capital expenditures were approximately $19.7 million for the quarter end and expected to be between $40 million and $50 million for 2010.
During the second quarter we successfully issued our $215 million bond with a maturity in 2018. We also entered into a hedging agreement for the first half of 2011 as part of our ongoing strategy to hedge the cash impact of currency exchange rate changes between the U.S. dollar and Korean won.
Now let me turn the call over to Sang for our third quarter guidance. Sang?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Thank you, Margaret. I am very encouraged by continued booking trend we are experiencing. I am also pleased with our ability to execute to meet end demand. We delivered solid results this quarter and are well positioned in the coming quarters to expand our market share. We have a unique competitive advantage that comes from our flexible operating model of mixing and balancing our fab loading between our foundry services and our standout products.
Based on current order trend and additional capacity we added last two quarters, I feel comfortable with our guiding revenue to grow 7% to 9% sequentially for the third quarter.

Robert Pursel - MagnaChip Semiconductor Corp — Director of IR
So, operator, this concludes our prepared remarks. We will now open the call for questions.
QUESTION AND ANSWER

Operator
(Operator Instructions). Your first question comes from the line of [Terrance Wayland] from Citi.

Terrance Wayland - Citi — Analyst
Thanks for taking my question. Good afternoon. This one relates to lead times, if you could just comment on what notices you’ve made this quarter on lead times. Have they remained relatively level from the prior quarter or have they actually expanded a little bit? Thank you.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Our lead times stayed same. Our lead time, again we say that last time is our manufacturing cycle time and which stayed same.

Terrance Wayland - Citi — Analyst
Okay great and then perhaps you can make a comment on your expectation for what distributors will do with channel inventory of MagnaChip product this — perhaps what channel inventory did this quarter and then when you expect in the coming September quarter as well.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
As you know, that the portion of distribution related, distributor related businesses are very small to the magnitude because we only do that with power related product and we do have a very healthy resale rate at this time and the inventory level at the distributor is well managed.

Terrance Wayland - Citi — Analyst
Okay and then the last one perhaps, I mean the biggest variance in the model was on the gross margin side. You guys had a much better than expected gross margin. Can you frame that in context of last quarter gross margin had disappointed because I believe LG was late adopting newer generation technology. Have we seen a reversal of that occurrence in that lead to the better than expected gross margin?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Yes it’s been reversed and then Margaret getting into a little more detail. Margaret?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
Yes that you notice the gross margin improvement was due to the higher utilization, fab utilization, and also much better product mix. One example is what we just said, that.

Terrance Wayland - Citi — Analyst
Okay great. Thank you. That does it for me.

Operator
Ross Seymore, Deutsche Bank.

Ross Seymore - Deutsche Bank Securities — Analyst
Congrats on the strong results. Just wondered with capacity being so tight other than you guys adding your own through the CapEx side, what role did pricing play in the gross margin rising, if at all, and how should we think about that dynamic in your foundry business going forward?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Yes, Ross, I mean overall pricing has been increased in the industry but whatever happened and typically we did it during the second quarter, so impact of raising price for the second quarter was a minimum.

Ross Seymore - Deutsche Bank Securities — Analyst
And going forward would you expect overall capacity between you and your competitors to start loosening up or do you see things remaining tight for the back half of the year and again specifically to your foundry business?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
You know, if you ask same question to everybody and everybody would say that we don’t have a clear visibility into Q4 and I say exactly same thing. Q3 we sold out. Q4 looks good as of now but I guess that I have to wait about a couple of months then to be sure about Q4 but Q3 is all sold out. As of today we’re serving only 85% of demand from the foundry customers.

Ross Seymore - Deutsche Bank Securities — Analyst
And the last question, if we think about your guidance for revenues to be up 7% to 9%, is — could you break that down a little bit between your main segments or any way above that range or below that range?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Probably not at this time. The reason, Ross, is we have this mixed business model and every two weeks or sometimes every week, sometimes every day we’re changing our loading plan. It depends on our demand from the market so I think the foundries are continuously strong. Display the product is a bit slowdown and then third quarter power is amazingly growing fast.

Ross Seymore - Deutsche Bank Securities — Analyst
Okay thank you very much.

Operator
Tim Luke, Barclays Capital.

Tim Luke - Barclays Capital — Analyst
Thanks so much and well done on your results. Just, I was just wondering, as you look forward now given the mix of business and you’re guiding the revenue up fairly healthily in the 7% to 9% range, how would you think about gross margin? Do you think that it can remain flatter off this high level or do you think there’s an opportunity for it to make some further progress in the coming quarter with respect to — just with respect to mix perhaps?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Tim, we share with you our target for the gross margin for the year was 32%. I would say that I will stick to it and then same thing with Margaret, right?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
Yes, yes.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
So I expect that Q3 should be okay but we want to stick to 32% this year.

Tim Luke - Barclays Capital — Analyst
Very good and how shall we think about your levels of investment in operating expenses to support the higher revenue? How would you think about operating expenses going forward?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Operating expense, flat. Margaret said flat. If she says flat it is flat. The reason for that is remember that we don’t spend a whole lot of time developing a shrink technology into smaller geometry and that’s saving a lot of money and I have a very efficient development organizations and therefore I think that our operating margin, particularly R&D we’re expecting that flat or a little bit lower in terms of our percentage going forward.

Tim Luke - Barclays Capital — Analyst
Thank you and then lastly, just on the power business, could you give some color on where you’re seeing the design wins there or if there’s any particularly important design wins that you’d like to highlight for the third quarter and beyond? Thank you.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
So our — the low voltage MOSFET being well designing in at computing sectors in Taiwan and this is only beginning of ramping up. We’ve done mostly qualification, customer audit and negotiations done, so it’s ramping up. It’s our supply constraint issue, how fast we can expand our back end capacity, which is doing well so computing sector is going well. And in Korea it’s mostly TV and the consumer product and that going very well and particularly we’ve got about seven LED drivers development ongoing or under qualification or ramping up. That gives us very good upside into fourth quarter and next year.
In the China we are very successful with a high voltage MOSFET and again that many of them got qualified and they’re ramping up and particularly consumer products in China we are expanding as well, so in the power products you will see significant jump into third quarter. I can’t tell you exactly what amount. The reason is because we are now in the ramping stage after qualification and after all those up front related tasks have been completed.

Tim Luke - Barclays Capital — Analyst
Thank you so much. Good luck.

Operator
(Operator Instructions). [Nick Galduis], UBS.

Nick Galduis - UBS — Analyst
Yes. Hi there, Nick Galduis from UBS. Just first question on the margins again, on margins and mix, I mean how much of the improvement was actually your foundry business doing better than expected in the overall mix and therefore driving up margins? And how much was due to sequential improvements in both displays with product transition and potentially as well power? If you could give us a bit more color on that it would be great and I’ve got a couple of follow-ups. Thank you.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Okay, Nick, the gross margin improvement not only happened to foundry and also to display solutions. Display solutions for the second quarter gross margin 27.5% and which is really exceeding the guideline we provided to analysts. And SMS is obviously doing good. It’s about 39%. Power solutions, told you we don’t have any critical mass and we have to wait and see from the fourth quarter to meet our target, which is between 30% to 35%.
So, again though, the fab loading and second quarter pricing has been very stabilized and all these things that added up with a real good improvement in the margin.

Nick Galduis - UBS — Analyst
Okay no that’s great and, Sang, a question actually relates to utilization rates, just if you could spell out what are utilization rates in Q2 and give us some guidance relating to Q3?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
I missed your question. Can you repeat it?

Nick Galduis - UBS — Analyst
For Q2 could you tell us where utilization rates and what you expect for Q3 overall?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Okay utilization at this time ever since February it’s 100% and sometimes we go beyond 100%. I’ll put Q2 at 95% so I expect that Q3 will be higher than 95%. Our fab is fully loaded so factory people are really struggling to get the product out so we’ll see whether we can do 95% or higher.

Nick Galduis - UBS — Analyst
And you said on that that despite this lead times are staying the same? I mean how do you manage that you’re basically telling customers we can’t deliver you during a certain window and therefore we don’t take the order or I mean it doesn’t seem to compute, one and the other.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Well, our lead time and particularly in power products we are ramping up and the customer expectation is our lead time is the same as our manufacturing cycle time and most of the case we’ve been able to keep them, which means that we’re taking our orders from customers with strong assurance that we can deliver.

Nick Galduis - UBS — Analyst
Okay got it and last question, with what you’re said on the basically capacity constraints, any reasons why you — does this lead to your revising at all your CapEx plans for this year and potentially next?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Actually Margaret says we’ll be between $42 million to $50 million. I think we stick to it. That during the analyst meeting I told you guys that we will be increasing our capacity 24% from 2009 to 2010, so that’s a significant increase and we will be continuously increasing our CapEx at the same time we’re going to make sure that there is a real demand so we do have a continuous expansion plan. We do have a significant clean room space available for the further expansion and that’s really differentiating us to our competitor but yet we just want to take a very cautious approach.

Nick Galduis - UBS — Analyst
Okay that’s great. Thank you so much.

Operator
[Frank Jarmin], Goldman Sachs.

Frank Jarmin - Goldman Sachs — Analyst
Thanks very much. Most of my questions have been asked but with regards to the balance sheet you generated some free cash flow this quarter and it looks like you should be able to generate some free cash flow going forward. Can you just update us on the amount of cash that you’re comfortable running with and what your plans are for any excess cash at this point? Thanks.

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
You notice the comfortable cash level once again around you notice the $200 million and which has not been changed.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
So we’re expecting maybe conservative view from Margaret maybe sometime early next year but I think that we may have a chance to achieve that $200 million cash reserve by end of this year. That, after that we can be a little bit more aggressive on CapEx but before that we will be carefully, carefully managing our cash and make sure we have enough cash reserve for any situation.

Frank Jarmin - Goldman Sachs — Analyst
Great thanks. That’s all I have.

Operator
(Operator Instructions). [Guy Bear], Deutsche Bank.

Guy Bear - Deutsche Bank — Analyst
Just a few quick questions, could you maybe bridge the gross margin for this quarter over the second quarter of last year?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Oh, you can do something quick or you should talk to guy—?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
And so overall the very quick one is the last year is you notice gross margin was $48 million and the compared to then this year’s $64 million. A majority of it is due to that you notice the higher revenue on this year. Last year second quarter our revenue was $139.7 million compared to current quarter, $194.7 million. That was the major reason of the gross margin.

Guy Bear - Deutsche Bank — Analyst
Okay but I guess last year in the second quarter your gross margin was almost 35% and this year it’s 33%. I am just wondering on an apples to apples basis with the business already out of the quarterly numbers last year what that differential is year-over-year. Is there a step that of the margin differential?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
One of the significant ones was the last year second quarter we had a voluntary pay cut. And also you notice the exchange rate was the second quarter last year was in average a $1.00 to Korean won [1,020.93] while this year it was 1,l64.

Guy Bear - Deutsche Bank — Analyst
Okay. All right, all right thank you. I guess the next question I had is just in terms of your Q3 guidance do you expect that growth in the trajectory to be fairly linear over the quarter or is there some component of it that’s relatively more back end loaded?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Typically our business, our growing business, it’s more heavily shifted to last month of the quarter but like a foundry business is more even, display maybe a little bit shifted to last month but it’s far more evenly distributed compared to the power.

Guy Bear - Deutsche Bank — Analyst
Okay great and then I guess just finally, just broader question, what specific conditions I guess, if there is anything beyond just simple market conditions, would you look for before making another attempt at accessing the public market? And that’s it for me. Thank you.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Well, Guy, that’s something that I can’t say that in public but market is improved. Why not?

Guy Bear - Deutsche Bank — Analyst
All right got it. Thank you.

Operator
And your last question comes from the line of [Tony Ventorino], [Federal Investors].

Tony Ventorino - Federal Investors — Analyst
Most of my questions have been asked. I guess just one quick one, with the 7% to 9% guidance for Q3 would you say that that’s normal Q3 seasonality or how would that compare to normal seasonality?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Well, Tony, I guess that we’re doing good second quarter and I expect that we’re doing better in third quarter is not only seasonality. Typically seasonality contributes to the third quarter revenue and we’ve been expanding market share in the new customers and we’ve been rolling out the new product and after financial crisis last year, which being qualified and in the stage of ramping up, it’s all together and again the power will contribute significant percentage of growth and so it’s a seasonality plus that our market position.

Tony Ventorino - Federal Investors — Analyst
Okay and then one last one, you said you weren’t changing the CapEx budget, is that correct, you’re keeping that in that?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Right I think that Margaret gave a guideline to $40 million to $50 million and that’s it.

Tony Ventorino - Federal Investors — Analyst
Okay and where are you spending that? It was a big jump this quarter. You spent $20 million. What are you spending that on?

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
How much for the fab expansion, Margaret?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
The majority of it is fab expansion for the quarter.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
Yes and maybe about — no I mean for the whole year. It’s a — well, we spend about $8 million for the maintenance, right?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
Yes.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
And the back end is $10 million?

Margaret Sakai - MagnaChip Semiconductor Corp — SVP and CFO
$10 million.

Sang Park - MagnaChip Semiconductor Corp — Chairman of the Board and CEO
$10 million and rest of them is fab expansion.

Tony Ventorino - Federal Investors — Analyst
All right thank you very much.

Operator
And there are no other questions at this time.

Robert Pursel - MagnaChip Semiconductor Corp — Director of IR
Thank you, Tabatha. First of all, I want to apologize to Terrance Wayland for missing his name and I want to pass along that our next earnings release and conference call scheduled for October 27th, so please look for details for this event as well as other related news and events on MagnaChip’s website.
This concludes our conference call. Thank you for joining us today.